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Exhibit 12.

Questar Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2002	2001	2000
	(Dollars In Thousands)
Earnings
Income before income taxes and cumulative effect of accounting change	$262,019	$246,456	$227,916
Less company's share of earnings of Equity investees	(11,777)	(159)	(3,996)
Plus distributions equity investees	14,034	2,137	3,539
Less minority interest in loss	(501)	(1,725)	(104)
Plus debt expense	81,121	64,833	63,510
Plus allowance for borrowed funds used during construction	1,326	4,141	4,224
Plus interest portion of rental expense	2,666	2,714	2,565

	$348,888	$318,397	$297,654

Fixed Charges
Debt expense	$81,121	$64,833	$63,510
Plus allowance for borrowed funds used during construction	1,326	4,141	4,224
Plus interest portion of rental expense	2,666	2,714	2,565

	$85,113	$71,688	$70,299

Ratio of Earnings to Fixed Charges	4.10	4.44	4.23

        For purposes of this presentation, earnings represent income before income taxes and cumulative effect of accounting change adjusted for fixed charges, earnings and distributions of equity investees and equity in minority interest. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%. Income before income taxes and a cumulative effect of accounting change includes Questar's share of pretax earnings of equity investees.

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  Exhibit 12.
Questar Corporation and Subsidiaries Ratio of Earnings to Fixed Charges